

April 22, 2014

<u>**Via E-mail**</u>
John P. Carmichael
President and Chief Executive Officer
Solera National Bancorp, Inc.
319 S. Sheridan Blvd.
Lakewood CO 80226

> **Re: Solera National Bancorp, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed April 17, 2014**
> **File No. 000-53181**

Dear Mr. Carmichael:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Proxy Statement</u>
<u>About the Annual Meeting, page 2</u>

1.   We note the new question-and-answer included on page 3 relating to the legality of Mr. Quagliano's nominees and his bylaw proposal. Revise your disclosure to clarify whether, in the event the court has not ruled on your action prior to the meeting, the votes received for Mr. Quagliano's nominees and the bylaw proposal will be tallied (even if, as already disclosed, not included in the results) such that the company would be able to re-count the votes at a later date if the court rules against the company's action.++

<u>Proposal Three: Shareholder Proposal to Amend the Bylaws, page 26</u>

2.   We note your response to prior comment 9. It is unclear why the election of Mr. Quagliano and "his close relatives and associates" would result in his control of the company given the fiduciary duties to which any directors would be subject. Please revise.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions